Respond to writer at Downtown Macon Office        Writer’s direct dial: (478) 749-1709        Writer’s e-mail: mnwhite@martinsnow.com

October 27, 2011

VIA EDGAR

Mr. Michael Volley

Division of Corporation Finance

United States Securities and Exchange Commission

Washington, D.C. 20549

Re:	Capitol City Bancshares, Inc.

Form 10-K and Form 10-Q

File No. 000-25227

Dear Mr. Volley:

I am in receipt of the comment letter dated October 21, 2011 regarding the above-referenced filings of Capitol City Bancshares, Inc. Pursuant to our telephone conversation of October 26, 2011, this letter is our request to extend the time for my client to respond to your comment letter until November 21, 2011. My client is requesting the additional time because several key employees of the Company, the accounting firms and law firm, who will assist in preparing responses to the comments contained in your letter, are simultaneously working on the subsidiary bank’s FDIC Call Report due October 31, 2011 and the Company’s 3rd Quarter 10-Q filing due November 15, 2011 which has hampered our ability to respond within the time period requested in your letter.

We greatly appreciate your consideration of our request for an extension. If you have any questions or require any additional information, please do not hesitate to contact me.

With best regards, I remain

Yours very truly,

/s/ Michael N. White

MICHAEL N. WHITE

MNW:emw

Cc: Ms. Tatina Brooks